PRESS RELEASE	AUGUST 10, 2022

Largo Reports Solid Second Quarter 2022 Financial Results Highlighted by Net Income of $18 Million; Provides Revised 2022 Production, Cost and CAPEX Guidance
All dollar amounts expressed are in thousands of U.S. dollars unless otherwise indicated.

Q2 2022 Highlights

  Revenues of $84.8 million, a 56% increase over Q2 2021; Revenues per pound sold1 of $11.69, a 44% increase over Q2 2021 mainly due to stronger vanadium prices

  Net income of $18.0 million, a 113% increase over Q2 2021; Basic earnings per share of $0.28 in Q2 2022

  Cash provided before non-cash working capital items of $25.4 million, a 57% increase over Q2 2021; Cash provided by operating activities of $2.9 million vs. $19.1 million in Q2 2021

  Cash and restricted cash balance of $52.9 million and $23.4 million, respectively, exiting Q2 2022; Net working capital2 surplus of $129.0 million following an increase in vanadium inventory and amounts receivable balances

  Total V2O5 equivalent sales of 3,291 tonnes, a 9% increase over Q2 2021

  V2O5 production 3,084 tonnes (6.8 million lbs3) vs. 3,070 tonnes in Q2 2021

  Operating costs of $50.7 million vs. $35.0 million in Q2 2021 and cash operating costs excluding royalties per pound1 of V2O5 equivalent sold of $4.23 vs. $3.39 in Q2 2021

  2022 Production, Cost and Capital Expenditures Guidance Update: The Company has revised its V2O5 equivalent production guidance to 11,000 - 12,000 tonnes from 11,600 - 12,400 tonnes; Cash operating cost excluding royalties1 guidance increased to $4.10 - 4.50 per lb sold from $3.90 - 4.30; Ilmenite concentration plant capital expenditure guidance lowered to $19.0 - 21.0 million from $29.0 - 30.0 million; Titanium dioxide ("TiO2") processing plant capital expenditures guidance lower to $2.0 - 3.0 million from $9.0 - 10.0 million

  On May 30, 2022, the Company announced that the TSX had accepted its notice of intention to make a normal course issuer bid ("NCIB") to purchase for cancellation its common shares ("Common Shares"); On July 14, 2022, the Company announced it had implemented an automatic securities purchase plan under its previously announced NCIB

  Published 2021 Sustainability Report entitled: "Continuous improvement for a greener future" detailing the Company's approach and progress towards integrating sustainability into all aspects of its business

  On August 3, 2022, Largo Clean Energy ("LCE") signed a non-binding memorandum of understanding ("MOU") with Ansaldo Green Tech to negotiate the formation of a joint venture for the manufacturing and commercial deployment of vanadium redox flow batteries ("VRFB") in the European, African, and Middle East power generation markets (see press release dated August 4, 2022)

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1 Revenues per pound sold and cash operating costs are non-GAAP financial measures, and cash operating costs per pound and cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

2 Defined as current assets less current liabilities per the consolidated statements of financial position.

3 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

  Q2 2022 results conference call: Thursday, August 11th at 1:00 p.m. ET

Vanadium Market Update4

  Demand in all of the Company's key markets continued to remain strong in Q2 2022, which was reflected in a robust vanadium price during the period

  The average benchmark price per lb of V2O in Europe was $11.08 in Q2 2022, an increase of 3% from the average of $10.72 seen in Q1 2022 and an increase of 35% from the average of $8.19 seen in Q2 2021; The average benchmark price per kg of ferrovanadium in Europe was $44.22, a decrease of 4% from the average of $46.17 seen in Q1 2022 and an increase of 24% from the average of $35.79 seen in Q2 2021

  Vanadium prices have decreased since then and the average benchmark price per pound of V2O5 in Europe was $8.00 as of August 5, 2022

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today released financial and operating results for the three and six months ended June 30, 2022. The Company reported revenues of $84.8 million from vanadium pentoxide ("V2O5") equivalent sales of 3,291 tonnes.

Paulo Misk, President and CEO of Largo, stated: "In the second quarter, Largo delivered strong revenue and net income growth following a favourable period of increased vanadium prices amid continued challenges in the macro environment. Due to operational impacts experienced to-date and expected continuing effects of global inflationary pressures, the Company has revised its production and cash cost guidance for 2022. We continue to actively address these challenges through additional operational improvements at our facility with an increased focus on cost management." He continued: "The Company also remains focused on continuing the advancement of its ilmenite concentrate plant project, with construction expected to be completed in Q2 2023. While we have seen a recent correction in vanadium prices, in addition to persistent global logistical issues, we remain actively engaged with our customers to meet demand and deliver premium vanadium products." He continued: "We are also pleased to have announced the recent signing of the non-binding MOU with Ansaldo Green Tech to negotiate the establishment of a joint venture for the purpose of the commercial deployment of Largo's VCHARGE VRFB in the European, African, and Middle East power generation markets."

Financial Results

(thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share)	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenues	84,804	54,292	127,492	94,093
Operating costs	(50,704)	(34,966)	(79,662)	(63,138)
Direct mine and production costs	(23,905)	(19,599)	(41,465)	(35,143)
Net income before tax	22,409	14,180	23,223	18,627
Income tax (expense)	(7,115)	(2,138)	(7,717)	(2,459)

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4 Fastmarkets Metal Bulletin.

Deferred income tax recovery (expense)	2,671	(3,597)	505	(3,579)
Net income (loss)	17,965	8,445	16,011	12,589
Basic earnings (loss) per share	0.28	0.13	0.25	0.20
Diluted earnings (loss) per share	0.28	0.13	0.25	0.20
			33,908
Cash provided before non-cash working capital items	25,400	16,215	31,151	28,946
Net cash provided by (used in) operating activities	2,902	19,127	(1,148)	20,838
Net cash (used in) provided by financing activities	(15,679)	15,442	(15,294)	(6,978)
Net cash (used in) investing activities	(11,383)	(5,194)	(15,651)	(14,269)
Net change in cash	(25,516)	31,976	(30,912)	1,524
	As at
	June 30, 2022		December 31, 2021
Cash	52,878		83,790
Restricted cash	23,410		448
Working capital[2]	128,947		118,312

Maracás Menchen Mine Operational and Sales Results

	Q2 2022	Q2 2021

Total Ore Mined (tonnes)	378,273	340,734
Ore Grade Mined - Effective Grade[5] (%)	1.18	1.15

Concentrate Produced (tonnes)	124,317	98,372
Grade of Concentrate (%)	3.28	3.23
Global Recovery[6] (%)	81.8	79.9

V2O5 Produced (Flake + Powder) (tonnes)	3,084	3,070
V2O5 produced (equivalent pounds3)	6,799,048	6,768,184
V2O5 Equivalent Sold (tonnes)	3,291	3,027
Produced V2O5 equivalent sold (tonnes)	2,783	2,820
Purchased V2O5 equivalent sold (tonnes)	508	207

Cash Operating Costs Excluding Royalties per pound ($/lb)[1]	4.23	3.39
Revenues per pound sold ($/lb)[1]	11.69	8.14

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5 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

6 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

Q2 2022 Financial Highlights

  The Company recognized revenues of $84.8 million from sales of 3,291 tonnes of V2O5 equivalent (Q2 2021 - 3,027 tonnes). This represents a 56% increase in revenues over Q2 2021 ($54.3 million) mainly due to higher vanadium prices realized during Q2 2022 over Q2 2021. Reconciliation of the Company's revenues per pound sold1 and total quantities sold of each product are provided in the "Non-GAAP7 Measures" section of this press release.

  Operating costs of $50.7 million in Q2 2022 (Q2 2021 - $35.0 million) include direct mine and production costs of $23.9 million (Q2 2021 - $19.6 million), conversion costs of $2.3 million (Q2 2021 - $2.4 million), product acquisition costs of $9.6 million (Q2 2021 - $3.7 million), royalties of $3.7 million (Q2 2021 - $2.4 million), distribution costs of $2.9 million (Q2 2021 - $1.3 million), inventory write-down of $2.6 million (Q2 2021 - $nil), depreciation and amortization of $5.5 million (Q2 2021 - $5.6 million) and iron ore costs of $0.2 million (Q2 2021 - net margin of $0.08 million). The increase in direct mine and production costs is primarily attributable to cost increases in critical consumables, including heavy fuel oil ("HFO") and diesel, as well as production impacts from the de-ammoniator and kiln availability during the period.

  Cash operating costs excluding royalties1 per pound were $4.23 per lb in Q2 2022, compared with $3.39 for Q2 2021. The increase seen in Q2 2022 compared with Q2 2021 is largely due to the reasons noted above for operating costs, including the impact of cost increases for critical consumables, including HFO and diesel. The residual impact of the abnormally elevated levels of rainfall experienced in Q4 2021 and the plant shutdowns for repairs and maintenance negatively impacted the operational performance and contributed to increased costs.

  Professional, consulting and management fees were $6.4 million in Q2 2022, compared with $4.4 million in Q2 2021. The increase is primarily attributable to costs incurred in Q2 2022 in connection with LCE, which was not fully operational in Q2 2021 and costs related to Largo Physical Vanadium Corp. which was incorporated in 2022. In addition, the Company incurred increased compensation costs in Q2 2022 as a result of management turnover.

  Other general and administrative expenses were $5.1 million in Q2 2022. This represents an increase of 122% from Q2 2021, which is primarily attributable to an increase in legal provisions of $2.8 million.

Additional Corporate Updates

• Production: V2O5 production in April 2022 was 958 tonnes, with 1,168 tonnes produced in May and 958 tonnes produced in June, for a total of 3,084 tonnes of V2O5 produced in Q2 2022. The improvement in production levels in Q2 2022 was due to improved operational stability as well as the re-establishment of intermediate inventories after the abnormally elevated levels of rainfall experienced in Q4 2021. The global recovery6 achieved in Q2 2022 was 81.8%, an increase of 2.4% from the 79.9% achieved in Q2 2021 and 5.5% higher than the 77.5% achieved in Q1 2022. The global recovery6 in April 2022 was 78.5%, with 83.2% achieved in May and 83.2% achieved in June. In Q2 2022, 378,273 tonnes of ore were mined with an effective grade5 of 1.18% of V2O5. The ore mined in Q2 2022 was 11% higher than in Q2 2021. The Company produced 124,317 tonnes of concentrate with an effective grade5 of 3.28%. Subsequent to Q2 2022, production in July 2022 was 811 tonnes of V2O5, following a shutdown for the annual refractory refurbishment in the kiln and cooler.

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7 GAAP - Generally Accepted Accounting Principles

• Sales: In Q2 2022, the Company sold 3,291 tonnes of V2O5 equivalent (Q2 2021 - 3,027 tonnes), including 508 tonnes of purchased products (Q2 2021 - 208 tonnes). Produced V2O5 equivalent sold decreased, with 6.1 million lbs sold in Q2 2022, as compared with 6.2 million lbs sold in Q2 2021. The Company continued to experience logistical challenges and elevated transport costs but delivered on all its commercial commitments due to careful planning. As a result, the Company does not expect the logistics situation to improve until the end of 2022, at the earliest, at which point it anticipates reducing its inventory in transit through increased sales. Subsequent to Q2 2022, sales in July 2022 were 946 tonnes of V2O5 equivalent, including 159 tonnes of purchased products.

• Largo Clean Energy: In early July 2022, LCE completed its previously announced strategic review of costing and pricing practices related to its VCHARGE product offering. The Company is satisfied with its review process and LCE continues to see an increase in prospective customer interest in its VCHARGE battery technology.

• In Q2 2022, LCE achieved ISO 9001 certification of its Quality Management System ("QMS") and continues to pursue CE certification of its VCHARGE VRFB system.

• In July 2022, LCE was awarded $4.2 million in future funding from the Department of Energy's ("DOE") Advanced Manufacturing Office ("AMO") to develop and demonstrate efficient manufacturing processes that are capable of being readily scaled up to the high production volumes required to meet projected demands for grid-scale redox-flow batteries. LCE's total DOE budget is $6.0 million, for which the DOE will provide funding of $4.2 million. LCE expects to complete the DOE project in three years.

• The Company's Enel Green Power España ("EGPE") contract remains a priority focus with notable progress being made in the face of continued supply chain obstacles, which has had a significant impact on the project delivery timelines. LCE currently projects the VCHARGE battery being commissioned for EGPE in mid-February 2023.

• The Company also announces the resignation of Stephen Prince as President of LCE. Mr. Prince has decided to pursue other opportunities and the Company's Board of Directors and management wish him well with his future endeavours.

• Ilmenite Project: Construction of the Company's ilmenite concentration plant commenced in April as part of its previously announced TiO2 pigment project. TiO2 content is expected to be sourced from vanadium ore produced from the Company's existing operations, which is expected to contribute to the Company's "two-pillar" business strategy - one consists of being a tier one vanadium supplier strengthened by the expected production of ilmenite concentrate as a by-product and two as an emerging clean energy business advancing the deployment of VRFBs. The Company expects to begin the commissioning of its ilmenite concentration plant in Q2 2023.

• Exploration: During Q2 2022, the Company continued working towards obtaining the necessary authorizations and environmental permits to conduct diamond drilling at a number of target areas, primarily in the South Block of the Maracás land package. Work also continues on geological modelling at the Novo Amparo Norte ("NAN") and São José deposits located north of the Campbell Pit. Completed models are expected in Q3 and Q4 2022. The Campbell Pit geological model was reviewed during Q2 2022 from which a short-term model was developed and completed by the end of July 2022. This model will be updated quarterly going forward. The Company is planning for approximately 2,000 metres of infill drilling in 2022 in the Campbell Pit, which is expected to be completed in Q3 2022. The goal of this drilling is to provide more detail to the operational planning in order to improve the mineralization contact.

2022 Guidance Update

The Company has revised its production, cash operating cost excluding royalties1 and a portion of its capital expenditures guidance for 2022. Due to operational impacts experienced to-date, the Company has adjusted its production guidance from 11,600 - 12,400 tonnes to 11,000 - 12,000 tonnes of V2O5 equivalent. As a result of anticipated global inflationary impacts on critical consumable costs, the Company has also increased its cash operating cost excluding royalties1 guidance from $3.90 - 4.30 per lb V2O5 sold to $4.10 - 4.50 per lb sold. Additionally, the Company has amended its ilmenite concentration plant capital expenditures guidance to reflect a revision in expected payment timing. The Company has also postponed its TiO2 processing plant capital expenditures guidance to account for delays associated with the project's land acquisition, which has led to a delay in license permitting. The Company does not expect a delay in the commissioning of its ilmenite concentration plant but now expects the commissioning of its TiO2 plant to be delayed until the first half of 2025.

	2022 Guidance	Revised 2022 Guidance
V2O5 Equivalent Production (tonnes)	11,600 - 12,400	11,000 - 12,000
Cash Operating Cost Guidance Excluding Royalties ($/lb sold)[1]	$3.90 - 4.30	$4.10 - 4.50
Ilmenite Concentration Plant Capital Expenditures	$29.0 - 30.0 million	$19.0 - 21.0 million
TiO2 Pigment Processing Plant Capital Expenditures	$9.0 - 10.0 million	$2.0 - 3.0 million

Q2 2022 Webcast and Conference Call Information

The Company will host a webcast and conference call on Thursday, August 11th at 1:00 p.m. ET, to discuss its second quarter 2022 results and progress.

Webcast and Conference Call Details:

Details of the webcast and conference call are listed below:

Date:	Thursday, August 11, 2022
Time:	1:00 p.m. ET
Webcast Registration Link:	https://app.webinar.net/32zNKw3K958
Dial-in Number:	Local: +1 (647) 484-0258
North American Toll Free: +1 (800)-289-0720
Conference ID:	8216195
Replay Number:	Local / International: + 1 (647) 436-0148
North American Toll Free: +1 (888) 203-1112
Replay Passcode: 8216195
Website:	To view press releases or any additional financial information, please visit the Investor Resources section of the Company's website at: www.largoinc.com/investors/overview

A playback recording will be available on the Company's website for a period of 60-days following the conference call.

The information provided within this release should be read in conjunction with Largo's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022 and 2021, and its management's discussion and analysis for the three and six months ended June 30, 2022, which are available on our website at www.largoinc.com or on the Company's respective profiles at www.sedar.com and www.sec.gov.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing a titanium dioxide pigment plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) vanadium production from its operations in Brazil and 2.) energy storage business in the U.S. to support a low carbon future through its clean energy division.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Note on Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable under applicable Canadian and United States securities legislation. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward‐looking information contained in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; production and sale of titanium dioxide pigment, expansion of vanadium production, and related impacts on cash flow; the successful vertical integration of the Company; timing and cost related to the build-out of the ilmenite plant and titanium dioxide pigment processing plant; the extent of capital and operating expenditures; the impact of global delays and related price increases on the Company's global supply chain and future V2O5 equivalent sales; the completion by Largo Physical Vanadium Corp. of a qualifying transaction with Column Capital Corp. and listing of the resulting issuer on the TSX Venture Exchange; in respect of the MOU with Ansaldo Green Tech, the likelihood and ability of the parties to negotiate and enter into a definitive agreement or other relationship on terms acceptable to both parties and the potential market and other opportunities presented by a JV between the parties.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, iron ore, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute, failure of plant or equipment or other material disruption, including, without limitation, the failure of key contractors to perform in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy; the availability of financing for operations and development; the Company's ability to procure equipment and operating supplies in sufficient quantities, at a reasonable price and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine and the geological, operational and price assumptions on which these are based are within reasonable bounds of accuracy (including with respect to size, grade and recovery); the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; that we will be able to build, finance and operate our vanadium redox flow ("VRFB") business; that we will be able to protect and develop our technology and maintain our intellectual property; that we will be able to market, sell and deliver our VCHARGE batteries on specification and at a competitive price; that the Company's current plans for ilmenite, titanium dioxide pigment and VRFBs can be achieved; that we will be able to secure the required production resources to build our VCHARGE batteries; that VRFB technology will generally be adopted in the market; and in relation to the MOU with Ansaldo Green Tech, the ability of the parties to negotiate acceptable terms for any definitive agreement or relationship between the parties, market conditions generally and in the industries in which the parties operate or seek to operate.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to those risks described in the annual information form and Form 40-F annual report of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.

Q2 2022 Net Income Reconciliation

		Q2 2022
Total V2O5 equivalent sold	000s lbs	7,255	A
	Tonnes[i]	3,291

Produced V2O5 equivalent sold	000s lbs	6,135	B
	Tonnes[i]	2,783

Revenues per pound sold	$/lb	$11.69	C
Cash operating costs per pound	$/lb	$4.84	D

i. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

		Q2 2022
Revenues		$84,804	A x C 3,291 tonnes of V2O5 equivalent sold (Q2 2021 - 3,027 tonnes), with revenues per pound sold of $11.69 (Q2 2021 - $8.14)
Cash operating costs		(29,710)	B x D Global recovery of 81.8% (Q2 2021 - 79.9%), residual impact of abnormal rainfall in Q4 2021, impact of shutdowns and cost increases for critical consumables, including HFO and diesel
Other operating costs
Conversion costs (costs incurred in converting V2O5 to FeV that are recognized on the sale of FeV)	(2,337)		Note 19 550 tonnes of produced FeV sold

		Q2 2022
Product acquisition costs (costs incurred in purchasing products from 3rd parties that are recognized on the sale of those products)	(9,568)		Note 19 508 tonnes of V2O5 equivalent of purchased products sold, compared with 208 tonnes in Q2 2021 with a cost of $3,669

Distribution costs	(2,851)		Note 19
Depreciation	(5,507)		Note 19
Inventory write-down	(2,285)		Note 19 Primarily attributable to purchased FeV inventory

Increase in legal provisions	(2,842)		See "other general and administrative expenses" section on page 7 of the Company's Management Discussion and Analysis for the three and six months ended June 30, 2022

Iron ore costs (margin)	(222)		Note 19
		(25,612)
Commercial & Corporate costs
Professional, consulting and management fees	(2,152)		Note 15 (Sales & trading plus Corporate) Lower regulatory and compliance costs in Q2 2022 as compared with Q2 2021 due to the impact of the Nasdaq listing in 2021
Other general and administrative expenses	(527)
Share-based payments	(491)
		(3,170)

Largo Clean Energy		(5,421)	Note 15 (excluding finance costs and foreign exchange) 2022 guidance between $15,000 and $18,000. $11,413 in the six months ended June 30, 2022

Largo Physical Vanadium		(365)	Note 15 (excluding finance costs and foreign exchange)
Titanium project		(246)	Note 15 - "other"
Foreign exchange gain		2,410
Finance costs		(314)
Interest income		213
Exploration and evaluation costs		(180)

Net income before tax		22,409
Income tax expense		(7,115)
Deferred income tax recovery		2,671

Net income		$17,965

Note references in the table above refer to the note disclosures contained in the Q2 2022 unaudited condensed interim consolidated financial statements.

Non-GAAP Measures

The Company uses certain non-GAAP measures in its press release, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Revenues Per Pound

The Company's press release refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 18 as per the Q2 2022 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenues - V2O5 produced[i]	$45,976	$25,896	$67,790	$47,754
V2O5 sold - produced (000s lb)	4,385	3,408	7,079	6,957
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$10.48	$7.60	$9.58	$6.86

Revenues - V2O5 purchased[i]	$1,143	$85	$1,529	$455
V2O5 sold - purchased (000s lb)	88	11	132	55
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$12.99	$7.73	$11.58	$8.27

Revenues - V2O5[i]	$47,119	$25,981	$69,319	$48,209
V2O5 sold (000s lb)	4,473	3,419	7,211	7,012
V2O5 revenues per pound of V2O5 sold ($/lb)	$10.53	$7.60	$9.61	$6.88

Revenues - FeV produced[i]	$22,883	$25,530	$41,911	$41,287
FeV sold - produced (000s kg)	550	900	1,182	1,605
FeV revenues per kg of FeV sold - produced ($/kg)	$41.61	$28.37	$35.46	$25.72

Revenues - FeV purchased[i]	$14,802	$2,781	$16,262	$4,597
FeV sold - purchased (000s kg)	317	101	357	177
FeV revenues per kg of FeV sold - purchased ($/kg)	$46.69	$27.53	$45.55	$25.97

Revenues - FeV[i]	$37,685	$28,311	$58,173	$45,884
FeV sold (000s kg)	867	1,001	1,539	1,782
FeV revenues per kg of FeV sold ($/kg)	$43.47	$28.28	$37.80	$25.75

Revenues[i]	$84,804	$54,292	$127,492	$94,093
V2O5 equivalent sold (000s lb)	7,255	6,673	12,176	12,808
Revenues per pound sold ($/lb)	$11.69	$8.14	$10.47	$7.35

i. As per note 18 in the Company's Q2 2022 unaudited condensed interim consolidated financial statements.

Cash Operating Costs and Cash Operating Costs Excluding Royalties

The Company's press release refers to cash operating costs per pound and cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs and cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q2 2022 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Operating costs[i]	$50,704	$34,966	$79,662	$63,138

Professional, consulting and management feesii	1,567	949	2,603	1,979

Other general and administrative expensesii[i]	209	544	476	767
Less: iron ore costs[i]	(222)	84	(437)	84
Less: conversion costs[i]	(2,337)	(2,394)	(4,184)	(4,623)
Less: product acquisition costs[i]	(9,568)	(3,669)	(11,118)	(6,177)
Less: distribution costs[i]	(2,851)	(1,339)	(4,306)	(2,508)
Less: inventory write-down[i]	(2,285)	-	(2,285)	(2)
Less: depreciation and amortization expense[1]	(5,507)	(5,638)	(9,812)	(10,888)
Cash operating costs	29,710	23,503	50,599	41,770
Less: royalties[i]	(3,742)	(2,411)	(5,768)	(3,881)
Cash operating costs excluding royalties	25,968	21,092	44,831	37,889

Produced V2O5 sold (000s lb)	6,135	6,215	10,882	12,065
Cash operating costs per pound ($/lb)	$4.84	$3.78	$4.65	$3.46

Cash operating costs excluding royalties per pound ($/lb)	$4.23	$3.39	$4.12	$3.14

i. As per note 18 in the Company's Q2 2022 unaudited condensed interim consolidated financial statements.

ii. As per the Mine properties segment in note 15 in the Company's Q2 2022 unaudited condensed interim consolidated financial statements.

iii. As per the Mine properties segment in note 15, less the increase in legal provisions of $2.8 million in the "other and general and administrative expenses" section on page 7 of the Company's Management Discussion and Analysis for the three and six months ended June 30, 2022.